METALLA ANNOUNCES CHANGE TO SENIOR LEADERSHIP

FOR IMMEDIATE RELEASE	Toronto CSE: MTA
OTCQB: EXCFF
June 19, 2017	Frankfurt: X9CP

Vancouver, Canada: Metalla Royalty & Streaming Ltd. (“Metalla” or the “Company”) (CSE:MTA) (OTCQB:EXCFF) (FRANKFURT:X9CP) is pleased to announce that Brett Heath, the current President of Metalla has been appointed Chief Executive Officer (“CEO”). Tim Gallagher has resigned as CEO and will remain on the board of directors as Chairman.

Mr. Gallagher has played an instrumental role in the transition of the Company into the royalty and streaming business. In September 2016, he made the strategic acquisition of High Stream Corp, which brought Brett Heath’s unique streaming experience and deal pipeline to the Company significantly enhancing its ability to compete in the royalty and streaming sector. Since then the Company has made 6 acquisitions that includes 19 royalties and 2 streams in 10 months.

“Along with his exceptional leadership, work ethic, extensive network of deals and relationships, Mr. Heath has achieved a longstanding goal of the Company by bringing diversified precious metal cash flow which in due course will allow Metalla under its low overhead business model to pay dividends, a critical component in widening its appeal to a broader range of investors,” stated Tim Gallagher, Chairman.

Brett Heath commented, “The Company would like to thank Mr. Gallagher for his service as CEO since 2009. I am excited to work with the Board as President and now CEO, as we remain focused on our efforts to build a leading gold and silver company.

ON BEHALF OF METALLA ROYALTY & STREAMING LTD.

“Brett Heath”
President and CEO

ABOUT METALLA

Metalla was created for the purpose of providing shareholders with leveraged precious metal exposure by acquiring royalties and streams. Our goal is to increase share value by accumulating a diversified portfolio of royalties and streams with attractive returns. Our strong foundation of current and future cash generating asset base, combined with an experienced team gives Metalla a clear path to becoming one of the leading gold and silver companies for the next commodities cycle.

CONTACT INFORMATION

Metalla Royalty & Streaming Ltd
Brett Heath, President and CEO
Phone: 604-696-0741
Email: info@metallaroyalty.com
Website: www.metallaroyalty.com